AB 3/4

10029319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe (City) MI (State) 48230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cleland 313-446-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Co., P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores (Address) (City) MI (State) 48080 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

D.R. 3/19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17 2015
ACTING IN COUNTY OF Wayne

Bonnie Somerville
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants
21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2009 And 2008

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 24, 2010

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 And 2008

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 262,825	$ 399,882
Accounts receivable (net of allowance for doubtful accounts of $-0- and $10,000 in 2009 and 2008, respectively)	55,283	90,939
Accounts receivable - other	26,760	2,500
Investments	-	97,694
Prepaid expenses	32,125	41,983
Total Current Assets	376,993	632,998
Property And Equipment:		
Computer equipment	84,999	80,652
Furniture and fixtures	134,014	133,510
Leasehold improvements	58,829	58,829
Total	277,842	272,991
Less: Accumulated depreciation and amortization	170,034	148,950
Net Property And Equipment	107,808	124,041
Other Assets:		
Deposits	-	7,870
Deferred income taxes	41,088	41,088
Total Other Assets	41,088	48,958
Total Assets	$ 525,889	$ 805,997
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 42,325	$ 9,285
Accrued expenses	83,790	187,978
Deferred income taxes	6,811	6,811
Total Liabilities - all current	132,926	204,074
Shareholders' Equity:		
Common stock	170,861	170,860
Paid-in capital	11,993	11,993
Retained earnings	210,109	419,070
Total Shareholders' Equity	392,963	601,923
Total Liabilities And Shareholders Equity	$ 525,889	$ 805,997

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Revenues Earned	$ 3,585,077	$ 3,341,853
Operating Expenses - Net Of Client Reimbursements	3,766,173	4,184,814
Operating Loss	(181,096)	(842,961)
Other Expense - Net	(2,189)	(2,239)
Net Loss Before Income Tax Expense (Benefit)	(183,285)	(845,200)
Income Tax Expense (Benefit)	9,676	(20,277)
Net Loss	$ (192,961)	$ (824,923)

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2009 And 2008

	2009	2008
Common Stock:		
Balance - January 1	$ 170,860	$ 150,682
Redemption Of Common Stock	(86,590)	-
Issuance Of Common Stock	86,591	20,178
Balance - December 31	170,861	170,860
Paid-In Capital -		
Balance - December 31	11,993	11,993
Retained Earnings:		
Balance - January 1	419,070	1,368,676
Net Loss	(192,961)	(824,923)
Shareholders' Distributions	(16,000)	(124,683)
Balance - December 31	210,109	419,070
Total Shareholders' Equity	$ 392,963	$ 601,923

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Cash Flows From Operating Activities:		
Net loss	$ (192,961)	$ (824,923)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	32,354	32,018
Loss on disposal of property and equipment	4,350	2,502
Deferred income tax - net	-	(34,277)
(Increase) decrease in:		
Accounts receivable	15,555	861,380
Prepaid expenses	9,858	11,086
Deposits	7,870	1,000
Increase (decrease) in:		
Accounts payable	33,041	(5,694)
Accrued expenses	(104,188)	(39,368)
Total Adjustments	(1,160)	828,647
Net Cash (Used In) Provided By Operating Activities	(194,121)	3,724
Cash Flows From Investing Activities:		
Purchase of property and equipment	(20,471)	(15,025)
Proceeds from sales of investments	97,694	102,584
Collection on notes receivable-stock sale	12,423	-
Net Cash Provided By Investing Activities	89,646	87,559
Cash Flows From Financing Activities:		
Payments on debt	-	(48,440)
Cost of common stock purchased	(86,590)	-
Proceeds from common stock issued	70,008	20,178
Shareholder distributions	(16,000)	(124,683)
Net Cash Used In Financing Activities	(32,582)	(152,945)
Net Decrease In Cash And Cash Equivalents	(137,057)	(61,662)
Cash And Cash Equivalents At Beginning Of Year	399,882	461,544
Cash And Cash Equivalents At End Of Year	$ 262,825	$ 399,882

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 And 2008

	2009	2008
Supplemental Disclosures Of Cash Flows Information - Cash paid during the year for:		
Interest	$ -	$ 3,335
Income taxes	$ 11,100	$ 14,000
Supplemental Disclosures Of Noncash Investing and Financing Transactions:		
Common stock issued in exchange for notes receivable	$ 16,582	$ -

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 And 2008

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation with offices in Grosse Pointe, Michigan. The Company provides investment banking, trading, and investment advisory services to both public and private companies. Services to private companies are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, services and retail. The investment banking services segment generated 93% and 91% of total revenue in 2009 and 2008, respectively. The Company terminated its trading operations during 2009.

Cash And Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Concentration Of Credit Risk
The Company maintains cash balances at financial institutions located in the Midwest. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2009, the Company had $26,936 of uninsured cash on deposit with these institutions.

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral.

Accounts Receivable
Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have typically not been material to the financial statements.

Property And Equipment
Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the assets, which range from 3 to 40 years, using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Management annually reviews these assets for impairment.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue when services have been rendered based on the terms of the signed contract (engagement letter) with the customer. The Company recognizes non-refundable retainers upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Closing and/or transactional fees are recognized upon the success of the engagement or the date of the closing of the particular transaction.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000. The Company is liable for Michigan Business Tax and may also be liable for other state and local income taxes in jurisdictions where the Company has nexus.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which are superseded by FASB Accounting Standards Codification (ASC) 740. FASB ASC 740 is effective for the year ended December 31, 2009, and the Company adopted FASB ASC 740 as of January 1, 2009. FASB ASC 740 prescribes the minimum recognition threshold and measurement attribute for disclosure of tax positions previously taken or expected to be taken on an income tax return, in order for those tax positions to be recognized in the Company's financial statements. Management has analyzed the Company's material tax positions as of January 1, 2009, and as of December 31, 2009 and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements.

Advertising Costs

Advertising costs are expensed as incurred.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Note 2 - INVESTMENTS

The Company's securities investments, that are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition in current assets, with the change in fair value during the year included in operations.

Investments include money market funds and are summarized as follows at December 31, 2009 and 2008:

	2009	2008
Cash And Equivalents Held For Investment -		
Money market funds	$ -	$ 97,694
Total Investments At Fair Market Value	$ -	$ 97,694

The following is a summary of investment earnings recognized in income during the years ended December 31, 2009 and 2008:

	2009	2008
Trading Securities:		
Interest and dividends	$ 235	$ 5,740
Realized gains (losses) - net	-	15,116
Net investment income	$ 235	$ 20,856

Note 3 - INCOME TAXES

The Company files income tax returns in the U.S. federal and various state jurisdictions.

Effective January 1, 2008, the Company became liable to the State of Michigan for the newly implemented Michigan Business Income Tax. The effect of the current and deferred income taxes for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Current Deferred Michigan Business Tax Liability	$ 6,811	$ 6,811
Long-Term Deferred Michigan Business Tax Asset	$ 41,088	$ 41,088
Michigan Business Tax Expense (Benefit):		
Current Michigan Business Tax expense (reduced by tax credits of $7,099 and $9,486 in 2009 and 2008, respectively)	$ 9,676	$ 14,000
Deferred Michigan Business Tax benefit	-	(34,277)
Michigan Business Tax Expense (Benefit)	$ 9,676	$ (20,277)

The current deferred Michigan Business Tax liability is a result of the temporary timing differences as of December 31, 2009 between the depreciation and accounting methods for which the Company prepares its financial statements (accrual basis) and its tax return (cash basis).

The Company accounts for tax credits allowable by the Michigan Business Tax using the flow-through method and thus they reduce income tax expense in the year compensation is paid or the year related assets are placed in service.

The long-term deferred Michigan Business Tax asset is a result of a tax credit the Company is entitled to for temporary timing differences that existed when the Michigan Business Tax was enacted. Beginning in 2015, the Company is entitled to a $41,088 tax credit that will be utilized through 2030.

For the year ending December 31, 2009 the Company's current tax attributable to the Michigan Business Tax was $9,676.

Note 4 - COMMON STOCK

Common stock consists of 60,000 shares of no par authorized shares, 10,623 of which are issued and outstanding at December 31, 2009 and 2008.

During 2009, a shareholder sold all of his shares back to the Company. The Company immediately sold the shares to the remaining shareholders and two new shareholders for the same consideration it paid the prior shareholder. Part of the cost of the reissued shares was paid with note receivables from three employees in the amount of $16,582. The amount outstanding on these notes at December 31, 2009 is $4,159. This amount is included on the statement of financial condition under the heading of accounts receivable-other.

During 2008, 358 shares were issued to new shareholders for cash totaling $20,179.

Note 5 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit sharing plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one. Each year the Company may make a discretionary contribution to the Plan at the option of the Board of Directors. The Company's contributions for the years ended December 31, 2009 and 2008 were $102,819 and $-0-, respectively. The 2009 contribution includes an additional amount to satisfy the top heavy requirements for the prior year.

The Company also had a cash balance pension plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Board of Directors elected to terminate the cash balance pension plan in 2007 and has frozen all future benefit accruals. The Company received Internal Revenue Service and Pension Benefit Guaranty Corporation approval for the termination of the plan in 2008. At that time the value of plan assets were not sufficient to cover the present value of accumulated plan benefits. As a result, the Company was liable for an additional contribution to the plan. The Company's contributions to the plan for the year ended December 31, 2008 was $153,955.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 And 2008

Note 5 - QUALIFIED RETIREMENT PLANS (CONTINUED)

Subsequent to December 31, 2008, all the plan assets were distributed to the plan participants according to their accumulated plan benefit at the date of distribution.

The following is the reconciliation of the accumulated plan benefits and the value of plan assets for the cash balance pension plan as of December 31, 2009 in accordance with FASB ASC 960:

Present Value As Of January 1, 2009	$ 694,317
Increase (Decrease) Attributable To:	
Due to passage of time	(2,691)
Additional benefits accumulated	-
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	(691,626)
Total Decrease	(694,317)
Present Value As Of December 31, 2009	$ -

Note 6 - LEASES (INCLUDING RELATED PARTY TRANSACTIONS)

The Company leases office space from a Michigan LLC, some of whom are shareholders of the Company. The lease calls for monthly rental payments of $14,271 plus a 1 ½ percent annual increase through July 2013. The Company also pays all of the costs of utilities, maintenance and repairs on the leased space. Rental expense on the related party lease was $172,188 and $169,062, for the years ended December 31, 2009 and 2008, respectively.

Included in accounts payable at December 31, 2009 is accrued rent to the related party in the amount of $520.

The Company also leases various office equipment and vehicles from unrelated parties under operating leases which expire through October 2012.

Note 6 - LEASES (INCLUDING RELATED PARTY TRANSACTIONS) (CONTINUED)

Scheduled minimum future rental payments required under these non-cancelable operating leases which have initial or remaining lease terms in excess of one year as of December 31, 2009 are as follows:

	Related Party	Total
Year Ending December 31, 2010	$ 173,821	$ 256,428
2011	176,428	214,211
2012	179,074	209,424
2013	106,027	106,027
Total future minimum rental payments	$ 635,350	$ 786,090

Total lease expense, including the related party office lease expense, was $288,075 and $275,925, for the years ended December 31, 2009 and 2008, respectively.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company which is $5,000. At December 31, 2009 net capital was $129,899 which was $121,037 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2008. At December 31, 2008 the Company's net capital was $291,853. Net capital exceeded the minimum by $191,853.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of FINRA (Financial Industry Regulatory Authority), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulation may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on financial position, results of operations and or cash flows. Although FINRA has made examinations of the Company's operations, management and the Company's legal counsel do not belief that such examinations will lead to any material fines or other materially adverse actions by FINRA.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2009, the most recent balance sheet presented herein, through February 24, 2010, the date the financial statements were available to be issued. No such events or transactions were identified.

SUPPLEMENTARY INFORMATION

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2009 is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 24, 2010

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

NET CAPITAL		
Total shareholders' equity		$ 392,963
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		392,963
Deductions And/Or Charges:		
Non-Allowable assets:		
Property and equipment	$ 107,808	
Prepaid expenses	32,125	
Deferred income taxes	41,088	
Accounts receivable - other	26,760	
Accounts receivable	55,283	
Total Deductions And/Or Charges		263,064
Net capital before haircuts on securities positions		129,899
Haircuts On Securities -		
Other securities		-
Net Capital		$ 129,899
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition-		
Accounts payable, accrued expenses and deferred income tax	$ 132,926	
Total Aggregate Indebtedness		$ 132,926
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 8,862
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 121,037
Excess Net Capital At 100%		$ 116,606
Percentage Of Aggregate Indebtedness to Net Capital		102.33%

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2009

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2009	$ 262,825	$ 263,064	$ 525,889
Assets Per Audited Financial Statements	$ 262,825	$ 263,064	$ 525,889

LIABILITIES AND CAPITAL	Per Focus Report	Difference	Audited
Liabilities	$ 132,926	$ -	$ 132,926
Shareholders' Equity:			
Common stock	170,861	-	170,861
Paid-in capital	11,993	-	11,993
Retained earnings	210,109	-	210,109
Total Shareholders' Equity:	392,963	-	392,963
Total Liabilities And Shareholders' Equity	$ 525,889	$ -	$ 525,889

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2009	$ 129,899
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 129,899

See auditor's report on supplementary information.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052909 FINRA DEC
DONNELLY PENMAN & PARTNERS INC 13*13
17160 KERCHEVAL AVE
GROSSE POINTE MI 48230-1661

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK A. CLELAND (313) 393-3060

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,451

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,449)

JULY 23, 2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 5,002

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,002

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,002

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DONNELLY PENMAN & PARTNERS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of FEBRUARY, 20 10.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,980,416

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -

2d. SIPC Net Operating Revenues $ 2,980,416

2e. General Assessment @ .0025 $ 7,451

(to page 1 but not less than $150 minimum)

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 24, 2010